UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2003

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                           INCORPORATION BY REFERENCE

     The registrant's report on this Form 6-K is incorporated by reference into the registrant's Registration Statements on (i) Form F-3 (File No. 333- 12956); and (ii) Forms S-8 (File Nos. 33-8910; 33-9212; 333-12944; 333-91900 and 333-
99083).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AXA
                                        (REGISTRANT)

                                        By:  /s/ GERARD DE LA MARTINIERE
                                             ---------------------------------
                                             Name: Gerard de La Martiniere
                                             Title: Chief Financial Officer and
                                               Member of the Management Board



Date: February 27, 2003

                                  EXHIBIT INDEX



EXHIBITS                              DESCRIPTION
--------                              ---------------------------------------

    1 Press Release issued on February 27, 2003, by AXA, announcing AXA's Financial Results for the 2002 full year.

                                                                       EXHIBIT 1

                                                               February 27, 2003

--------------------------------------------------------------------------------
                STRONG UNDERLYING PERFORMANCE IN A VERY DIFFICULT
                                  ENVIRONMENT

                       2002 UNDERLYING EARNINGS(1): UP 10%

                             2002 NET INCOME: UP 82%
                         (+71% ON A PER SHARE BASIS(2))
--------------------------------------------------------------------------------

SOLID PERFORMANCE OF AXA'S BUSINESSES:

   o NEW BUSINESS CONTRIBUTION: EURO 615 MILLION, FLAT AT CONSTANT EXCHANGE RATE WITH 2001, BUT DOWN 8% ON AN ACTUAL BASIS
   o PROPERTY & CASUALTY COMBINED RATIO: - 6 POINTS TO 106.5% COMPARED TO 2001
   o COST SAVINGS(3): EURO 966 MILLION SINCE SETTING THE INITIAL TARGET OF EURO 700 MILLION IN 2001
   o UNDERLYING EARNINGS: +10% TO EURO 1.69 BILLION (EURO 1.53 BILLION IN 2001)
   o NET INCOME: +82% TO EURO 0.95 BILLION (EURO 0.52 BILLION IN 2001)

DIVIDEND OF EURO 0.34 PER SHARE, TO BE PROPOSED TO THE APRIL 30 GENERAL MEETING VERSUS EURO 0.56 PER SHARE LAST YEAR, BACK INTO A PAYOUT RATIO RANGE OF 40-50% OF ADJUSTED EARNINGS(4).


BALANCE SHEET RESISTED UNPRECEDENTED FINANCIAL MARKET TURBULENCE:

   o AXA'S EUROPEAN CONSOLIDATED SOLVENCY MARGIN REMAINED STRONG AT 172% BASED ON DECEMBER 31, 2002 ESTIMATES
   o GEARING RATIO IMPROVED TO 46%, DOWN 3 POINTS FROM YEAR-END 2001 LEVEL AND DOWN 17 POINTS FROM YEAR-END 2000 LEVEL
   o EMBEDDED VALUE PER SHARE IS EURO 15.95 IN 2002, DOWN 15% ON A CONSTANT EXCHANGE RATE BASIS (DOWN 21% ON AN ACTUAL BASIS)
   o PROPERTY & CASUALTY RESERVES TO EARNED PREMIUMS RATIO GAINED 6 POINTS FROM YEAR-END 2001, TO 207% AT YEAR-END 2002

----------

(1) Underlying earnings are adjusted earnings, excluding net capital gains attributable to shareholders and claims associated with September 11, 2001 terrorist attacks. Underlying earnings is a non-GAAP measure, which may not be comparable to similarly titled measures reported by other companies.

(2)  Fully diluted.

(3) On an economic basis (non-commission expenses, excluding asset managers, adjusted for change in scope, IT capitalization/amortization, pension funds and one-off expenses).

(4) Adjusted earnings represent net income before the impact of exceptional operations (235 million in 2002 versus zero in 2001) and goodwill amortization. Adjusted earnings is a non-GAAP measure, which may not be comparable to similarly titled measures reported by other companies.

AT ITS MEETING YESTERDAY, THE SUPERVISORY BOARD DECIDED TO EXPAND THE NUMBER OF MANAGEMENT BOARD MEMBERS. AS A CONSEQUENCE, THE SUPERVISORY BOARD HAS APPOINTED, TO THE MANAGEMENT BOARD, DENIS DUVERNE (FINANCE, CONTROL AND STRATEGY) AND CLAUDE BRUNET (TRANSVERSAL OPERATIONS), FOR THE SAME TERM AS THE CURRENT MEMBERS.


       EURO MILLION, EXCEPT PER SHARE AMOUNTS          2002         2001        CHANGE
                                                   ------------------------------------
       --------------------------------------------------------------------------------
       UNDERLYING EARNINGS                            1,687        1,533          +10%
       --------------------------------------------------------------------------------
       September 11 impact                             - 89        - 561
       Net capital gains                              - 240          229
       --------------------------------------------------------------------------------
       ADJUSTED EARNINGS                              1,357        1,201          +13%
       --------------------------------------------------------------------------------
       Goodwill amortization                           -643         -681
       Exceptional operations                           235          --
       --------------------------------------------------------------------------------
       NET INCOME, GROUP SHARE                          949          520          +82%
       --------------------------------------------------------------------------------
       NET INCOME PER FULLY DILUTED SHARE              0.55         0.32          +71%
       --------------------------------------------------------------------------------

"The sudden shift in the financial markets has necessitated an equally radical response" said Henri de Castries, AXA Group Chief Executive Officer. "We have made the choice to improve our operational efficiency, and, in the current environment, this choice has proven to be the right one. The Group improved its Property & Casualty combined ratio by approximately 6 points and reduced its cost base by Euro 866 million in 2002, i.e., a total of Euro 966 million since making our September 2001 commitment. These resulted in 2002 Group underlying earnings improving by 10% to Euro 1,687 million. Our strategy remains unchanged as we continue to focus on one business - financial protection and wealth management - and as we will pursue our operational efforts."


NET INCOME, GROUP SHARE
Net income, Group share, in 2002 increased 82% to Euro 949 million from Euro 520 million last year.

o  Goodwill amortization was almost stable compared to 2001.

o 2002 earnings benefited from two exceptional operations - the sale of AXA Australia health business (Euro 87 million) and the partial release of the provision set up in 2000 to offset the dilution gain when acquiring Sanford Bernstein, this release being due to the buyback of 8.16 million shares of Alliance Capital (Euro 148 million).

ADJUSTED EARNINGS
Adjusted earnings for 2002 were Euro 1,357 million compared to Euro 1,201 million in 2001. This 13% increase was due to a 10% increase of the underlying earnings to Euro 1,687 million and a lower cost in 2002 than in 2001 of the claims associated with September 11 attacks, partly offset by lower capital gains attributable to shareholders.

NET CAPITAL GAINS ATTRIBUTABLE TO SHAREHOLDERS
Net capital gains/(losses) attributable to shareholders were Euro -240 million in 2002, compared to Euro 229 million in 2001. In 2002, net capital losses included Euro 614 million, net Group share (Euro 912 million, gross), of valuation allowances for impairment(5) on equity securities, versus Euro 636 million last year (Euro 995 million, gross). Before valuation allowances, the Group had harvested Euro 374 million of net capital gains in 2002 against Euro 865 million last year.


COST OF SEPTEMBER 11 EVENTS
As a consequence of the complexity of the claims process and of the lag in reporting from ceding companies, the International Insurance segment revised upward, in the first half of 2002, its best estimate liability for September 11, 2001 events and has increased its reserves by Euro 89 million, net of tax and reinsurance. In 2001, the costs associated with the US terrorist attacks were Euro 561 million, net of tax and reinsurance.


UNDERLYING EARNINGS
Underlying earnings increased by 10% to 1,687 million from Euro 1,533 million, with a very strong Property & Casualty operating performance and a lower cost of debt, which more than offset the decrease in Asset Management and International Insurance results.

                  EURO MILLION                  2002           2001          CHANGE
                                             ---------------------------------------
         Life & Savings                        1,636          1,647            - 1%
         Property & Casualty                     226           (42)              --
         Asset Management                        258            328           - 21%
         International Insurance                (78)             92              --
         Other Financial Services                133            115           + 16%
         Holdings                              (488)          (607)              --
         ---------------------------------------------------------------------------
         TOTAL UNDERLYING EARNINGS             1,687          1,533            +10%
         ---------------------------------------------------------------------------

LIFE & SAVINGS underlying earnings held up well at Euro 1,636 million, as successful expense reduction measures offset decreasing investment and technical margins and lower fees and revenues.

Investment margin, excluding net capital gains, decreased in most countries except France, Germany and Hong Kong, as lower investment income was only partially offset by lower crediting rates paid to policyholders.

France benefited from increased investment income, especially on fixed income, due to an increased asset base, and on real estate. In Germany and Hong-Kong, investment margins were supported by a reduction in policyholder crediting rates, in line with market trends.

Japan investment margin was negatively impacted by the cost of the hedging strategy designed to protect the equity portfolio against market deterioration and by the restructuring of its bond portfolio in 2001, which increased its holding in low-risk bonds and, consequently, led to a lower investment income in 2002.

Fees and revenues decreased in all major countries, except Australia/New Zealand, in line with the decline in separate account assets due to falling equity markets. Australia/New

----------
(5) Based on CNC (Conseil National de la Comptabilite) December 18, 2002 principles.

Zealand's increase was due to its expanding financial advisory business, in particular with the acquisitions of Sterling Grace in November 2001 and ipac in August 2002.

Technical margin declined, mostly due to the United States and Japan. The United States was affected by reserve additions for mortality and income benefit risks on annuity products with Guaranteed Minimum Death and Income Benefits (Euro 150 million, gross of tax). Japan was negatively impacted by losses resulting from anticipated 2003 conversions of customers from its group medical term product and by a lower surrender margin, as actual surrenders decreased compared to 2001. In Australia, the technical margin increased, due to an improved claims experience in the Income Protection business.

Expenses decreased in line with the overall Group cost saving effort.

Income tax expense decreased as 2002 benefited from the favorable treatment of certain tax matters related to Separate Account investment activity in the United States (Euro 152 million) and from the release of the deferred tax liability initially recorded in the United Kingdom on the Inherited Estate distribution (Euro 111 million) as, in accordance with the scheme governing the financial reorganization, the Inherited Estate will not be distributed in the foreseeable future.


PROPERTY & CASUALTY underlying earnings were Euro 226 million, a strong improvement compared to the 2001 loss of Euro 42 million, owing to a 6.0 point improvement in the combined ratio to 106.5%(6) from 112.5% in 2001. This was accomplished despite significant flood costs in 2002 of Euro 248 million, gross of tax, and despite the fact that Germany benefited, in 2001, from Euro 246 million, net Group share, of released deferred tax liabilities (of which Euro 190 million on equities as a consequence of the tax reform). All the operating entities contributed to this significant achievement through reduction of the loss ratio, owing to lower losses in 2002, important tariff increases and stricter underwriting.

The current accident year loss ratio improved 4.1 points to 80.1% and the all accident year loss ratio improved 4.7 points to 78.3%.

As a result of the Group cost cutting program, the expense ratio decreased by
1.4 point to 28.1%. This improvement was achieved despite restructuring costs associated with the U.K. First Choice program (Euro 51 million, gross of tax) and the setting up of a provision for early retirement in Germany (Euro 41 million, gross of tax).

The reserves to earned premiums ratio remained very strong at 207% as of December 31, 2002 versus 201%(6) at December 31, 2001.


ASSET MANAGEMENT underlying earnings were Euro 258 million, down 21% from 2001, with the decrease at Alliance Capital offsetting AXA Investment Managers growth. Alliance Capital's lower underlying earnings resulted from decreasing distribution revenues and advisory fees, in line with lower average Assets Under Management (AUM), down 8%, partly offset by a 4% decrease in expenses. AXA Investment Managers grew its underlying earnings owing to higher management fees, stemming from increased average AUM (up 1%) and from a favorable change in product mix towards higher-fee products, combined

----------
(6) Excluding UK discontinued business transferred to the International Insurance segment.

with higher real estate transaction fees (up Euro 20 million), and despite increased expenses related to business growth.

AUM managed by Alliance Capital and AXA Investment Managers decreased 19% to Euro 637 billion as net long-term inflows of Euro 14 billion were more than offset by market depreciation of Euro 78 billion, negative currency impact of Euro 83 billion and short-term cash management outflows of Euro 6 billion at Alliance.

INTERNATIONAL INSURANCE underlying earnings were a loss of Euro 78 million versus a gain of Euro 92 million in 2001, mainly driven by reinsurance results. The improvement in the attritional current year loss ratio was offset by loss reserve adjustments, by the purchase of additional protections and by a deterioration in the expense ratio.

Higher premium rates, tighter underwriting, absence of significant attritional losses in 2002 and major cancellations in marine and casualty business on the reinsurance side, as well as strong premium rate increases on the insurance side, contributed to an attritional current year loss ratio improving to 72.5% from 76.3% in 2001, representing Euro 209 million.

Other technical items recorded in 2002 were Euro 391 million worse than in 2001 due to an extensive reserving review on reinsurance performed in 2002 and higher cost of covers.

The expense ratio deteriorated by 2.1 points to 17.2% as a result of Euro 31 million of restructuring provisions (mainly linked to US strategic decisions). As a result, the combined ratio, excluding the cost of September 11 attacks, deteriorated 4.8 points to 111.2%.

OTHER FINANCIAL SERVICES underlying earnings increased by Euro 18 million to Euro 133 million in 2002, mainly attributable to a favorable development on some run-off business.

HOLDINGS experienced an improvement in underlying earnings to Euro -488 million from Euro -607 million last year, mainly driven by a lower cost of debt and reduced management expenses.


EMBEDDED VALUE AND NEW BUSINESS CONTRIBUTION
2002 Embedded Value ("EV") reached Euro 28,080 million, down 19% from Euro 34,864 million in 2001.


                   EURO MILLION                               2002           2001          CHANGE            CHANGE AT
                                                                                                              CONSTANT
                                                                                                         EXCHANGE RATE
                                                    -------------------------------------------------------------------
ANAV (Adjusted Net Asset Value)                             11,566         16,370           - 29%                - 26%
Life PVFP (Present Value of Future Profits)                 16,515         18,494           - 11%                 - 2%
-----------------------------------------------------------------------------------------------------------------------
EV                                                          28,080         34,864           - 19%                - 13%
-----------------------------------------------------------------------------------------------------------------------
EV/share                                                     15.93          20.11           - 21%                - 15%
-----------------------------------------------------------------------------------------------------------------------
LIFE NEW BUSINESS CONTRIBUTION                                 615            669            - 8%                  +1%
-----------------------------------------------------------------------------------------------------------------------
Life New Business APE(7) premiums                            4,260          3,936             +8%                 +18%
-----------------------------------------------------------------------------------------------------------------------
LIFE NEW BUSINESS MARGIN                                     14.4%          17.0%       - 2.6 pts
-----------------------------------------------------------------------------------------------------------------------

----------
(7) Annual Premium Equivalent ("APE") represent total regular premiums plus 10% of single premiums.

ANAV declined by 29%, or 26% at constant exchange rate, mainly driven by lower unrealized capital gains and adjustments to reflect pension benefit obligations (excluding Euro 2 billion of prepaid pension assets while retaining Euro 1.7 billion of accrued pension liabilities) to be consistent with conservative market practices.

A cost of capital representing the equity needed to run the Life business at a "AA" rating was charged against ANAV.

Life PVFP decreased by only 2% on a constant exchange rate basis, as expense savings achieved in 2002 and new business PVFP offset the negative current year investment impact.

Life New Business Contribution ("NBC") increased by 1% on a constant exchange rate basis, owing to Australia, the United States and Japan, which offset the decrease in the other countries due to lower volumes and unfavorable change in product mix.

Australia NBC increased due to the inclusion of the financial advisory business in 2002, which offset the sale of the Health business. The United States benefited from very strong variable annuity sales, the inclusion of mutual funds and the impact from the favorable treatment of certain tax matters related to Separate Account investment activity. Japan NBC was boosted by a strong volume increase and a more profitable product mix.

Life New Business margin remained strong at 14.4%, owing to a strong improvement in Hong Kong, as a result of falling sales of the low margin Mandatory Provident Fund product, which offset a slight decrease of the margin across the board.


DISCIPLINED CAPITAL AND FINANCIAL STRUCTURE MANAGEMENT
As a result of the active monitoring of its financial structure, AXA's gearing (total debt to equity ratio) was 46%, down 3 percentage points from year-end 2001 level and down 17 points from year-end 2000 level. Debt has been reduced by Euro 1.7 billion since December 31, 2001, owing to debt reimbursements and the positive impact from exchange rates.

A Euro 0.34 dividend per share is being proposed, which will enable the Group to bring its dividend payout ratio back into an acceptable and sustainable range of 40-50% of adjusted earnings, in order to maintain a prudent capital management in a volatile financial market environment while further improving its financial flexibility.

In addition, the various actions taken by the Group, such as the disposal of non-strategic businesses (AXA Australia health business, AXA Austria) and the refocus of its International Insurance operations will generate approximately Euro 700 million of proceeds and should free up approximately Euro 350 million of solvency capital requirement.

Gross unrealized capital losses on equity investments (Euro 4.8 billion) are more than offset by gross unrealized capital gains on fixed income securities and real estate. As a consequence, gross unrealized capital gains, excluding Alliance Capital, amounted to Euro 7.0 billion as of December 31, 2002, down 31% compared to December 31, 2001. Of these Euro 7.0 billion, the net unrealized capital gains attributable to shareholders were Euro 1.6 billion as of December 31, 2002.

Despite the sharp fall of the equity markets in the second half of 2002, the AXA Group's

European consolidated solvency margin remained at very strong level at 172%(8) based on December 31 estimates versus 179% based on June 30, 2002 estimates.


US GAAP RESULTS
The AXA Group reports its results in French GAAP. For purposes of its NYSE listing and its Form 20-F filed with the SEC, AXA reconciles its French GAAP results to US GAAP each year. With the increase in financial market volatility over the past year, differences between French GAAP and US GAAP have become larger.

AXA's French-to-US GAAP reconciliation process is currently underway and will be subject to audit by AXA's outside auditors. The most significant differences between AXA's French GAAP and estimated US GAAP results arise due to differing rules with respect to impairments for other-than-temporary declines in the value of securities, valuation of deferred tax assets and valuation of holdings in mutual funds. In each case, AXA's auditors have concluded that carrying values shown on AXA's French GAAP financial statements are appropriate under French GAAP accounting principles but that application of US GAAP rules leads to a different result.

No audited U.S. GAAP reconciliation is yet available. However, based on information currently available and using the same methodology as in 2001, management estimates that AXA's US GAAP reconciliation for the year ended December 31, 2002 will show a loss of approximately Euro 1.6 billion. This estimate is preliminary and may increase depending, in particular, on the interpretation of the rules for determining impairment of investment assets. AXA's final audited US GAAP results will be included in AXA's Form 20-F to be filed with the SEC on or before June 30, 2003. These US GAAP results will have no effect on AXA's net asset value under French GAAP, embedded value or solvency capital.


OUTLOOK FOR 2003
Comforted by its 2002 accomplishments, the Group confirms its Property & Casualty combined ratio target of 104% in 2003 and sets a new target of 102% in 2005, barring any major catastrophic losses. The Group also confirms its objective to further reduce its cost base and to focus on operating performance across all its businesses.

----------

(8) As authorized in the European Life Directives 2002.12 and 2002.13 of March 5, 2002, includes a limited fraction of future profits (Euro 2.1 billion as of 12/31/02 and Euro 1.9 billion as of both 06/30/02 and 12/31/01).

INFORMATION ABOUT THE RESULTS' PRESENTATIONS
Today and tomorrow, members of AXA senior management across its major operations will join AXA CEO Henri de Castries to discuss these results for the Group and its global operations at conferences in :
o PARIS, FEBRUARY 27. The conference will also be accessible through a live Webcast and a conference call. The Webcast will begin at 3 pm in Paris (9 am in New York, 2 pm in London). A slide presentation will accompany the event. Go to www.axa.com 10-15 minutes prior to the event to join the Webcast or to obtain investor material. The conference call access numbers are
    44.207.162.0125 for Europe and 1.334.323.6203 for the U.S. The replay number is 44.208.288.4459, access code 167812.

o LONDON, FEBRUARY 28. The conference will also be accessible through a conference call in listen-only mode. The conference will begin at 9 am in London (4 am in New York, 10 am in Paris). The conference call access number is 33.1.56.78.38.92.


ABOUT AXA
AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 742 billion in assets under management as of December 31, 2002, and reported total revenues of Euro 75 billion and underlying earnings of Euro 1,687 million for 2002. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                       * *
                                        *

     This press release is also available on AXA Group web site: www.axa.com

INVESTOR RELATIONS:                                        MEDIA RELATIONS:
------------------                                         ---------------
Matthieu ANDRE :              + 33 1.40.75.46.85           Christophe DUFRAUX :      +33.1.40.75.46.74
Caroline PORTEL:              + 1.212.314.6182             Barbara WILKOC :          +1.212.314.3740
Marie-Flore BACHELIER :       + 33 1.40.75.49.45           Clara RODRIGO :           +33.1.40.75.47.22



CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2001 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

                             I-CONSOLIDATED REVENUES
                        NET OF INTER-COMPANY ELIMINATIONS

EURO MILLION                                             FY 2002        FY 2001         CHANGE        CHANGE ON A
                                                                                                 COMPARABLE BASIS
                                                  ----------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
TOTAL                                                     74,727         74,832         - 0.1%              +4.6%
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
LIFE & SAVINGS                                            48,586         48,399          +0.4%              +5.5%
     United States                                        12,726         11,642          +9.3%             +15.4%
     France                                               10,423         10,997         - 5.2%             - 5.4%
     United Kingdom                                        8,362          9,086         - 8.0%             - 6.5%
     Japan                                                 6,428          5,475         +17.4%             +28.7%
     Germany                                               3,140          2,997          +4.8%              +4.7%
     Belgium                                               1,629          1,686         - 3.4%             - 3.4%
     Other countries                                       5,877          6,517         - 9.8%              +6.4%
Of which Australia / New Zealand*                          2,018          2,587        - 22.0%              +1.7%
Of which  Hong-Kong*                                         936          1,353        - 30.8%            - 10.4%

------------------------------------------------------------------------------------------------------------------
PROPERTY & CASUALTY                                       15,948         15,896          +0.3%              +5.7%
     France                                                4,383          4,171          +5.1%              +6.3%
     Germany                                               2,843          3,142         - 9.5%             - 1.6%
     United Kingdom                                        2,749          2,480         +10.9%             +12.6%
     Belgium                                               1,395          1,323          +5.4%              +5.2%
     Other countries                                       4,577          4,780         - 4.2%              +6.3%

------------------------------------------------------------------------------------------------------------------
ASSET MANAGEMENT                                           3,411          3,730         - 8.5%             - 7.2%
     Alliance Capital                                      2,778          3,200        - 13.2%             - 8.4%
     AXA Investment Managers                                 633            503         +25.8%             - 1.4%
     National Mutual Funds Mgt**                               -             26             NA                 NA

------------------------------------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                                    5,762          5,678          +1.5%              +4.6%
     AXA Corporate Solutions                               5,335          5,288          +0.9%              +4.1%
     Assistance                                              397            381          +4.2%             +11.4%
     Other transnational activities                           30              9             NS             +26.9%

------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL SERVICES                                   1,020          1,128         - 9.6%             - 9.9%
------------------------------------------------------------------------------------------------------------------

* AXA Asia Pacific Holdings changed its reporting year-end date to December 31 in 2001 in order to be consistent with the rest of the AXA Group. 2001 revenues represent 15 months of activities.
** National Mutual Funds Management is reported in the Life & Savings activities of Australia/New Zealand starting January 2002.

                            II-CONSOLIDATED EARNINGS
                       AFTER TAXES AND MINORITY INTERESTS

EURO MILLION, EXCEPT EPS IN EURO                                   ADJUSTED EARNINGS                 NET INCOME
                                                                FY 2002         FY 2001        FY 2002        FY 2001
                                                         -------------------------------------------------------------
Life & Savings                                                    1,367           1,225          1,063            922
Property & Casualty                                                  93             182           (19)             52
Asset Management                                                    258             346            218            153
International Insurance                                           (149)           (378)          (176)          (386)
Other Financial Services                                            133             144            119             97
Holdings                                                          (344)           (318)          (257)          (318)
----------------------------------------------------------------------------------------------------------------------
TOTAL                                                             1,357           1,201            949            520
----------------------------------------------------------------------------------------------------------------------
DILUTED EPS                                                        0.78            0.70           0.55           0.32
----------------------------------------------------------------------------------------------------------------------


EURO MILLION                                                    FY 2002         FY 2001         CHANGE
                                                         ----------------------------------------------
-------------------------------------------------------------------------------------------------------
TOTAL UNDERLYING EARNINGS                                         1,687           1,533           +10%
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
LIFE & SAVINGS                                                    1,636           1,647           - 1%
     United States                                                  680             617           +10%
     France                                                         355             283           +25%
     United Kingdom                                                 381             193           +97%
     Japan                                                         (45)             240            --
     Germany                                                          6              20          - 70%
     Belgium                                                         55              47           +17%
     Other Countries                                                204             247          - 17%
OF WHICH AUSTRALIA / NEW ZEALAND*                                    65              13             NS
OF WHICH HONG-KONG*                                                  95              95            +0%

-------------------------------------------------------------------------------------------------------
PROPERTY & CASUALTY                                                 226            (42)            --
     France                                                         188              78          +139%
     Germany                                                         18              77          - 77%
     United Kingdom                                               (149)           (133)            --
     Belgium                                                         58               6             NS
     Other Countries                                                111            (70)            --

-------------------------------------------------------------------------------------------------------
ASSET MANAGEMENT                                                    258             328          - 21%
     Alliance Capital                                               194             274          - 29%
     AXA Investment Managers                                         64              54           +17%
     National Mutual Funds Management                                 -             (1)            --

-------------------------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                                            (78)              92            --

-------------------------------------------------------------------------------------------------------
OTHER FINANCIAL SERVICES                                            133             115           +16%

-------------------------------------------------------------------------------------------------------
HOLDING COMPANIES                                                 (488)           (607)            --
-------------------------------------------------------------------------------------------------------

* AXA Asia Pacific Holdings changed its reporting year-end date to December 31 in 2001 in order to be consistent with the rest of the AXA Group. 2001 earnings represent 15 months of activities.


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